UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that the Company has entered into certain long term power security agreements for Green / Renewable Energy (RE) power for Hindustan Zinc Limited, Bharat Aluminum Company Limited and Vedanta Limited (Jharsuguda Aluminium Operations) via captive power projects, which will be created through dedicated Special Purpose Vehicle (SPV) for each entity.

In this connection, enclosed is a press release and details as required under Regulation 30 of the Listing Regulations as Exhibit 99.1

Exhibit 99.1 Press Release dated March 31, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2022	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer